SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of December 11, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 11, 2008 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and nine months ended September 30, 2008. A copy of such press release for the three and nine months ended September 30, 2008 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated December 11, 2008, regarding Global Crossing (UK) Telecommunications Limited’s condensed consolidated financial results for the three and nine months ended September 30, 2008.

Exhibit 99.1

Global Crossing Reports GCUK’s Third Quarter 2008 Results

FOR IMMEDIATE RELEASE: THURSDAY, DECEMBER 11, 2008

London — Global Crossing (NASDAQ: GLBC), a leading global IP solutions provider, today announced third quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 82 million pounds in revenue in the third quarter, with adjusted gross margin of 68 percent or 56 million pounds and adjusted IFRS EBITDA of 21 million pounds. (Adjusted gross margin and adjusted IFRS EBITDA are both non-GAAP metrics that are defined and reconciled below.) The company also generated 14 million pounds in cash from operations.

“As our UK customers focus on increasing efficiencies, they continue to turn to Global Crossing for our deep national network, global solutions portfolio, overall value, and the exceptional customer experience we’re providing,” said John Legere, Global Crossing’s chief executive officer.

Revenue and Margin

GCUK generated revenue of 82 million pounds, compared with 81 million pounds in the prior quarter and 73 million pounds for the same period in the prior year. This represents an increase of 1 million pounds or 2 percent on a sequential basis and an increase of 9 million pounds or 13 percent year over year. Both the sequential and year-over-year increases came from strength in the company’s “invest and grow” category — namely that part of the business focused on serving enterprises and carrier customers excluding wholesale voice. Sales order values remained healthy during the three months ended September 30, 2008.

Adjusted gross margin (as defined in Table 6 that follows) for the third quarter of 2008 was 56 million pounds or 68 percent of revenue. This was relatively flat when compared with the prior quarter in which adjusted gross margin was 56 million pounds or 69 percent of revenue. Adjusted gross margin was 52 million pounds or 72 percent of revenue in the third quarter of 2007, including a 2 million pound benefit as a result of a reclassification of costs from cost of access to depreciation and amortization.

Costs

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 52 million pounds for the quarter, compared to 51 million pounds in the prior quarter and 44 million pounds in the third quarter of 2007. The sequential and year-over-year increase was primarily due to higher access costs and equipment costs associated with increased revenue.

Sales, general and administrative expenses (SG&A) remained flat sequentially at 10 million pounds. In the third quarter of 2007, SG&A was 9 million pounds. The year-over-year variance was due to increased salaries driven by additions to our sales force as well as higher commission expenses associated with increased revenue.

Earnings

GCUK’s adjusted IFRS EBITDA for the third quarter was 21 million pounds, compared with 21 million pounds in both the second quarter of 2008 and the third quarter of 2007.

GCUK recorded a net loss of 7 million pounds for the third quarter of 2008, compared with a net profit of 1 million pounds in both the second quarter of 2008 and the third quarter of 2007. The sequential and year-over-year variance in net loss was primarily due to a less favorable exchange rate movement on the US dollar-denominated Senior Secured Notes in the third quarter of 2008.

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Cash Position

As of September 30, 2008, GCUK had 34 million pounds of cash and cash equivalents. Net cash provided by operating activities during the third quarter totaled 14 million pounds. GCUK’s cash and cash equivalents increased 6 million pounds in the third quarter after using 9 million pounds for capital expenditures and principal payments on finance leases.

Non-GAAP Financial Measures

Pursuant to the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include definitions of adjusted IFRS EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended September 30, 2008 and 2007 and unaudited consolidated financial results for the three months ended June 30, 2008; the unaudited consolidated balance sheet as of September 30, 2008; and the audited consolidated balance sheet as of December 31, 2007, in accordance with IFRS. GCUK’s results for the third quarters of 2008 and 2007 and the second quarter of 2008 were included in Global Crossing’s consolidated results previously reported on November 5, 2008, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and in U.S. dollars.

Conference Call

Management has scheduled a conference call for Thursday, December 11, 2008, at 9:00 a.m. EST/2:00 p.m. GMT to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2926 or +44 (0) 20 3300 0097. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EST start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, December 11, 2008, beginning at 11:00 a.m. EST/4:00 p.m. GMT and will be accessible until Thursday, December 18, 2008, 2008 at 11:00 a.m. EST/4:00 p.m. GMT. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21400916. UK callers may access the replay by dialing +44 (0) 870 000 3081 or +44 (0) 800 692 0831 and entering reservation number 21400916.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LTD.

Global Crossing (UK) Telecommunications Ltd. provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP solutions provider with the world’s first integrated global IP-based network. The company offers a full range of secure data, voice, and video products to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers services to more than 690 cities in more than 60 countries and six continents around the globe.

Website Access to Company Information

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Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: Global Crossing’s history of substantial operating losses and the fact that, in the near term, funds from operations will not satisfy cash requirements; legal and contractual restrictions on the inter-company transfer of funds by the company’s subsidiaries; the company’s ability to continue to connect its network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms; the consequences of any inadvertent violation of the company’s Network Security Agreement with the U.S. Government; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; political, legal and other risks due to the company’s substantial international operations; risks associated with movements in foreign currency exchange rates; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with the company’s own internal controls; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; exposure to contingent liabilities; and other risks referenced from time to time in the company’s and GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

6 Financial Tables Follow

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Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenue

Results below are in pounds sterling in thousands

	Three months ended
	September 30, 2008	June 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Enterprise and carrier data	£80,660	£78,930	£71,227
Wholesale voice	1,325	1,618	1,272

	81,985	80,548	72,499
Global Crossing group companies	125	125	125

Consolidated revenue	£82,110	£80,673	£72,624

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Condensed Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended
IFRS in IFRS Reporting Format	September 30, 2008	June 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenue	£82,110	£80,673	£72,624
Cost of sales	(50,832)	(49,628)	(43,062)

Gross profit	31,278	31,045	29,562

Distribution costs	(4,905)	(4,660)	(3,885)
Administrative expenses	(17,759)	(17,597)	(17,473)

Operating profit	8,614	8,788	8,204

Finance revenue	3,743	1,044	831
Finance charges	(18,902)	(8,639)	(7,683)

(Loss) profit before tax	(6,545)	1,193	1,352

Tax (charge) benefit	(97)	51	(746)

(Loss) profit for the period	£(6,642)	£1,244	£606

	Three months ended
IFRS in U.S. Reporting Format	September 30, 2008	June 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
REVENUE	£82,110	£80,673	£72,624

Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(25,881)	(25,105)	(20,562)
Real estate, network and operations	(12,642)	(12,464)	(12,527)
Third-party maintenance	(3,920)	(4,559)	(4,582)
Cost of equipment sales	(9,264)	(8,766)	(6,256)

Total cost of revenue	(51,707)	(50,894)	(43,927)

Selling, general and administrative	(10,150)	(10,025)	(8,701)
Depreciation and amortization	(11,379)	(10,976)	(11,832)

Total operating expenses	(73,236)	(71,895)	(64,460)

OPERATING INCOME	8,874	8,778	8,164

OTHER INCOME (EXPENSE)
Interest expense, net	(7,435)	(7,591)	(7,740)
Other income (expense), net	(7,984)	6	928

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(6,545)	1,193	1,352
(Provision) benefit for income taxes	(97)	51	(746)

NET (LOSS) INCOME	£(6,642)	£1,244	£606

Note:	The classification differences between reporting under IFRS and U.S. Generally Accepted Accounting Principles (GAAP) are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third-party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance charges, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains and losses are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Condensed Consolidated Balance Sheets

Results below are in pounds sterling in thousands (except share information)

	September 30, 2008	December 31, 2007
		(unaudited)
Non-current assets
Intangible assets, net	£12,487	£13,351
Property, plant and equipment, net	176,209	185,719
Investment in associate	200	200
Retirement benefit asset	961	961
Derivative financial instrument	60	—
Trade and other receivables (including amounts receivable from related parties of £27,876 and £25,277, respectively)	30,405	28,511

	220,322	228,742

Current assets
Trade and other receivables (including amounts receivable from related parties of £2,788 and £2,659, respectively)	67,089	66,237
Derivative financial instrument	240	—
Cash and cash equivalents	33,732	23,954

	101,061	90,191

Total assets	£321,383	£318,933

Current liabilities
Trade and other payables (including amounts payable to related parties of £3,901 and £7,832, respectively)	£(78,077)	£(65,619)
Senior secured notes	(9,717)	(1,158)
Deferred revenue	(42,722)	(47,126)
Provisions	(1,882)	(2,137)
Obligations under finance leases	(9,560)	(11,945)
Other debt obligations	(648)	(463)
Derivative financial instrument	—	(1,048)

	(142,606)	(129,496)

Non-current liabilities
Trade and other payables	(414)	(650)
Senior secured notes	(249,180)	(247,788)
Deferred revenue	(102,176)	(106,961)
Retirement benefit obligation	(2,860)	(3,110)
Provisions	(3,489)	(4,160)
Obligations under finance leases	(13,449)	(20,242)
Other debt obligations	(400)	(430)
Derivative financial instrument	—	(1,048)

	(371,968)	(384,389)

Total liabilities	(514,574)	(513,885)

Net liabilities	£(193,191)	£(194,952)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	31,439	27,648
Hedging reserve	526	(2,035)
Accumulated deficit	(225,257)	(220,666)

Total equity	£(193,191)	£(194,952)

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Condensed Consolidated Cash Flow Statements

Results below are in pounds sterling in thousands

	Nine Months ended September 30,
	2008	2007
	(unaudited)	(unaudited)
Operating activities:
(Loss) profit for the period	£(4,591)	£95
Adjustments for:
Finance costs, net	30,453	20,326
Income tax charge	290	1,651
Depreciation of property, plant and equipment	26,520	25,653
Amortization of intangible assets	1,655	2,173
Share based payment expense	3,791	2,438
(Gain) loss on disposal of property, plant and equipment	(11)	273
Equity income from associate	—	(37)
Change in provisions	(1,122)	(1,726)
Change in operating working capital	(4,011)	(17,987)
Change in other assets and liabilities	(4,508)	(957)

Cash generated from operations	48,466	31,902
Interest paid	(17,164)	(17,768)

Net cash provided by operating activities	£31,302	£14,134

Investing activities:
Interest received	£3,246	£2,642
Purchase of property, plant and equipment	(16,432)	(24,253)
Proceeds from disposal of property, plant and equipment	12	—

Net cash used in investing activities	£(13,174)	£(21,611)

Financing activities:
Loans provided to group companies	£—	£(2,500)
Loans repaid by group companies	—	6,100
Repayment of Senior Secured notes	(1,158)	—
Repayment of capital elements under finance leases	(7,339)	(6,597)
Proceeds from debt obligations	474	774
Repayment of capital element of other debt obligations	(327)	(172)

Net cash used in financing activities	£(8,350)	£(2,395)

Net increase (decrease) in cash and cash equivalents	£9,778	£(9,872)
Cash and cash equivalents at the beginning of period	23,954	40,309

Cash and cash equivalents at the end of period	£33,732	£30,437

Non cash financing activities:
Capital lease and debt obligations incurred	£1,079	£7,263

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Adjusted IFRS EBITDA to Profit (Loss) for the Period (unaudited)

Results below are in pounds sterling in thousands

	Three months ended
	September 30, 2008	June 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Adjusted IFRS EBITDA	£20,931	£21,118	£20,542
Non-cash stock compensation	(938)	(1,354)	(506)
Depreciation and amortization	(11,379)	(10,976)	(11,832)
Finance revenue	3,743	1,044	831
Finance costs	(18,902)	(8,639)	(7,683)
Taxation	(97)	51	(746)

(Loss) profit for period	£(6,642)	£1,244	£606

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted IFRS EBITDA, which is considered a non-GAAP financial metric, to loss (profit) for the period, which is the most directly comparable IFRS measure. Management believes that adjusted IFRS EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. Adjusted IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the condensed consolidated statement of operations.

Definition:

Adjusted IFRS EBITDA consists of loss (profit) for the period before non-cash stock compensation, depreciation and amortization expense recorded to cost of sales and administrative expenses, finance revenue, finance costs and taxation.

Table 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)

Results below are in pounds sterling in thousands

	Three months ended
	September 30, 2008	June 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£56,229	£55,568	£52,062
Less:
Customer-specific costs	(10,534)	(9,849)	(7,210)
Third-party maintenance	(3,920)	(4,559)	(4,582)
Depreciation & amortization (included within cost of sales)	(10,497)	(10,115)	(10,708)

Gross Profit (IFRS)	£31,278	£31,045	£29,562

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted gross margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Management believe that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the condensed consolidated statement of operations and to provide comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third-party maintenance and depreciation and amortization recorded to cost of sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: December 11, 2008